# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Margaree Acquisition Corp., CIK 0002129664
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 55 NE 5th Ave., Suite 401, Boca Raton, Florida (FL), 33432
Date of event which requires filing of this statement: 07/17/2026
Filed by CIK 0001707297

## Reporting persons
- Ian S. Jacobs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,500,000; shared voting power 0; sole dispositive power 2,500,000; shared dispositive power 0; aggregate amount beneficially owned 2,500,000 (25% of the class)
  Comment: With respect to Row 11, the percentage is calculated based on 10,000,000 shares of Common Stock of the Issuer issued and outstanding as of July 17, 2026.

## Item 1. Issuer
Name of issuer: Margaree Acquisition Corp.
Address of issuer's principal executive offices: 55 NE 5th Ave., Suite 401, Boca Raton, Florida 33432

## Item 2. Person Filing
Name of person filing: Ian S. Jacobs
Address of principal business office or, if none, residence:
55 NE 5th Ave., Suite 401
Boca Raton, Florida 33432
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,500,000
Percent of class: 25%
Sole power to vote or to direct the vote: 2,500,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,500,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ian S. Jacobs: /s/ Ian S. Jacobs, Ian S. Jacobs (07/17/2026)